EXHIBIT 99.1

Colliers International Declares Semi-Annual Dividend on Common Shares

TORONTO, May 10, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) ("Colliers") announced today that its board of directors has declared a semi-annual cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of Colliers of US$0.05 per Common Share. This dividend is in accordance with the dividend policy of Colliers. The dividend is payable on July 11, 2018 to holders of Common Shares of record at the close of business on June 29, 2018. The dividend is an "eligible dividend" for Canadian income tax purposes.

About Colliers International

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading real estate services company with a global brand operating in 69 countries and a workforce of more than 12,000 skilled professionals serving clients in the world’s most important markets. Colliers is the fastest-growing publicly listed global real estate services company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers has also been ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACTS:

Jay S. Hennick
Chairman and CEO

John B. Friedrichsen
CFO

(416) 960-9500